Exhibit 5

AMENDMENT NO. 2 TO AGREEMENT

THIS AMENDMENT No. 2, dated as of November 16, 2009 (“Amendment No. 2”), to the Agreement dated February 4, 2009 (the “Agreement”), and Amendment No. 1, dated August 13, 2009 (“Amendment No. 1”), by and among White Electronic Designs Corporation, an Indiana corporation (“WEDC”), Wynnefield Partners Small Cap Value, L.P. (and its affiliates) (“Wynnefield Partners”), Caiman Partners, L.P. (“Caiman Partners”), Kahn Capital Management LLC (“Kahn Partners”) and, solely with respect to Section 8(b) of the Agreement in each of their respective capacities as shareholders, Jack A. Henry, Paul D. Quadros, Thomas M. Reahard, Thomas J. Toy and Edward A. White (the “Other Parties”).  For purposes of this Amendment No. 2, other than as set forth in Section 3.1 hereof, Wynnefield Partners and the Other Parties are merely signatories, acknowledging, approving and affirming this Amendment No. 2 and shall not be deemed to take on further obligations as a result of this Amendment No. 2.  From time to time in this Amendment No. 2, the signatories hereto are referred to individually as a “Party” and together as the “Parties.”

RECITALS

WHEREAS, Brian Kahn, the Chairman of the Board of Directors (the “Board”) of WEDC, and his affiliated entities Caiman Partners, Kahn Partners, and other affiliates of Mr. Kahn set forth in the Schedule 13D (or any amendments thereto) (the “13D”) relating to the common stock of WEDC (the “Common Stock”) filed with the Securities and Exchange Commission (the “SEC”) by Mr. Kahn and his affiliated entities (Mr. Kahn, Caiman Partners, Kahn Partners, and the other affiliates of Mr. Kahn set forth in the 13D are collectively referred to as, the “Kahn Entities”), may currently be deemed to beneficially own (as determined under Rule 13d-3 promulgated under the Exchange Act) shares of Common Stock totaling, in the aggregate, 4,438,647 shares, or approximately 19.35% of the Common Stock issued and outstanding (based upon 22,940,196 shares of Common Stock issued and outstanding as of August 7, 2009, as reported in WEDC’s most recent Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2009); and

WHEREAS, the Parties hereto have agreed to enter into this Amendment No. 2 to the Agreement to provide for the acquisition by the Kahn Entities of Common Stock, wherein, the Kahn Entities may purchase or acquire shares of Common Stock until such time as the Kahn Entities would, in the aggregate, collectively beneficially own (after aggregating all their ownership, other than equity-based grants to Mr. Kahn as a result of Board service) up to thirty-five percent (35%) of the issued and outstanding shares of Common Stock, excluding equity-based grants to Mr. Kahn as a result of Board service (the “Maximum Threshold”), as of the date of such purchase or acquisition, based upon the number of shares of Common Stock issued and outstanding as set forth in the most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K filed by WEDC with the SEC prior to the date of such purchase or acquisition, in exchange for certain additional obligations set forth herein.

NOW, THEREFORE, in consideration of the foregoing, the mutual promises contained herein, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, intending to be legally bound hereby, the parties agree as follows:

Section 1.1.     Capitalized terms used but not otherwise defined herein have the meanings assigned thereto in the Agreement.

Section 1.2.     As of the date of this Amendment No. 2, Amendment No. 1 is hereby terminated and shall be of no further force or effect.

Section 1.3.    The Kahn Entities represent and warrant to WEDC that as of the date hereof (a) this Amendment No. 2 has been duly authorized, executed and delivered by Caiman Partners and Kahn Partners, and is a valid and binding obligation of Caiman Partners and Kahn Partners, enforceable against Caiman Partners and Kahn Partners in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (b) neither the execution of this Amendment No. 2 nor the consummation of any of the transactions contemplated hereby nor the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of Caiman Partners or Kahn Partners or any of their subsidiaries pursuant to any law, any order of any court or other agency of government, the organizational documents of Caiman Partners or Kahn Partners as currently in effect, or the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which Caiman Partners or Kahn Partners is a party or bound or to which its or their property or assets is subject; (c) as of the date of this Amendment No. 2, the Kahn Entities may be deemed to beneficially own (as determined under Rule 13d-3 promulgated under the Exchange Act), in the aggregate, 4,438,647 shares of Common Stock; and (d) the Kahn Entities 13D filed with the SEC is materially correct as to the SEC form and presents a fair and accurate description, in all material respects, of the relationship and affiliations of such entities as they apply to the ownership of the Common Stock.

Section 1.4.    WEDC hereby represents and warrants to the Kahn Entities that (a) this Amendment No. 2 has been duly authorized, executed and delivered by WEDC, and is a valid and binding obligation of WEDC, enforceable against WEDC in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (b) neither the execution of this Amendment No. 2 nor the consummation of any of the transactions contemplated hereby nor the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of WEDC or any of its subsidiaries pursuant to any law, any order of any court or other agency of government, WEDC’s Restated Articles of Incorporation, Amended and Restated Bylaws, or the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which WEDC is a party or bound or to which its property or assets is subject nor trigger any “change of control” provisions in any agreement to which WEDC is a party.

Section 2.1.     Section 6(b) of the Agreement is amended and restated in its entirety as follows:

“(i) cause Wynnefield Partners to purchase or otherwise acquire or agree to acquire beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act) of any Common Stock or other securities issued by WEDC, if in any such case, immediately after the taking of such action, Wynnefield Partners would, in the aggregate, beneficially own more than 9.9% of the then outstanding shares of Common Stock, or (ii) cause the Kahn Entities to purchase or otherwise acquire beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act)

of any Common Stock or other securities issued by WEDC, if in any such case, immediately after the taking of such action, the Kahn Entities would, in the aggregate, collectively beneficially own (as determined under Rule 13d-3 promulgated under the Exchange Act) more than the Maximum Threshold, as of the date of such purchase or acquisition, based upon the number of shares of Common Stock issued and outstanding as set forth in the most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K filed by WEDC with the SEC prior to the date of such purchase or acquisition.”

Section 2.2.     Notwithstanding anything to the contrary in the Agreement, the Kahn Entities hereby also agree to comply with all of the obligations in clause (a), (c), (d), (e), (f), (g), (h), (i), (j), and (k) of Section 6 until the termination date set forth in Section 2.4 of this Amendment No. 2.

Section 2.3.    The Kahn Entities hereby agree that their obligations in Section 7 of the Agreement are hereby extended to include WEDC 2010 annual shareholders’ meeting so that the Kahn Entities agree to vote all shares of Common Stock beneficially owned by them for each of WEDC’s nominees for election to the Board, as proposed by WEDC’s Corporate Governance and Nominating Committee and approved by the Board.  In addition, from the date hereof until the termination date set forth in Section 2.4 of this Amendment No. 2, the Kahn Entities shall, and shall cause their respective officers, directors, employees, representatives and agents to, vote any shares of Common Stock beneficially owned by them in connection with any matter or proposal submitted to a vote of WEDC’s shareholders as recommended by a majority of the members of the Board.

Section 2.4.     Notwithstanding the termination provisions of Section 9 of the Agreement, the Kahn Entities’ obligations under this Amendment No. 2 shall continue until two business days following the 2010 WEDC annual meeting of shareholders.

Section 2.5.     Notwithstanding Section 2.4 above, until the later of (i) the end of Mr. Kahn’s service on the Board, or (ii) two business days following the 2010 WEDC annual meeting of shareholders, the Kahn Entities shall not, and shall cause their respective officers, directors, employees, representatives and agents not to, in any manner, directly or indirectly, form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock (other than a group comprised solely of the Kahn Entities), or seek, alone or in concert with others, (1) to acquire substantially all the assets of WEDC without approval from the Board, (2) to acquire shares of the Common Stock in excess of the Maximum Threshold, as of the date of such acquisition (based upon the number of shares of Common Stock issued and outstanding as set forth in the most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K filed by WEDC with the SEC prior to the date of such acquisition), without approval from the Board, (3) for so long as shares of the Common Stock are listed on the NASDAQ Global Market or any other publicly-traded exchange (each, an “Exchange”), to sell shares of Common Stock in a privately negotiated transaction not open to other shareholders of WEDC at a price greater than the average closing price of the Common Stock as reported by the applicable Exchange over the five (5) day trading period immediately preceding the date of such sale, without approval from the Board, or (4) take or seek to take, or cause or seek to cause others to take, directly or indirectly, any action inconsistent with the actions identified in items (1), (2), and (3) of this sentence without approval from the Board.

Section 3.1.     WEDC and the Kahn Entities may disclose the existence of this Amendment No. 2 after its execution pursuant to mutual agreement of WEDC and the Kahn Entities and no Party hereunder shall make any other public release(s) regarding the matters hereof.  Notwithstanding the foregoing, (i) WEDC may file a Current Report on Form 8-K with the Securities Exchange Commission disclosing any information with respect to this Amendment No. 2 reasonably required under such form, and (ii) the Kahn Entities may file an Amendment to the 13D with the SEC disclosing any information with respect to this Amendment No. 2 reasonably required under such form and may attach this Amendment No. 2 as an Exhibit to such Amendment to the 13D.  The Kahn Entities hereto agree that they shall continue to comply with the obligations set forth in the last sentence of Section 10 of the Agreement until two business days following the 2010 WEDC annual meeting of shareholders.

Section 3.2.     Except as specifically amended pursuant to the terms of this Amendment No. 2, the terms and provisions of the Agreement shall remain in full force and effect.

Section 3.3.     This Amendment No. 2 may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to be executed by their duly authorized representatives as of the day and year first written above.

White Electronic Designs Corporation	Wynnefield Partners Small Cap Value, L.P.

By: /s/ Gerald R. Dinkel	By: /s/ Nelson Obus
Name: Gerald R. Dinkel	Its: General Partner
Title: President and Chief Executive Officer

Caiman Partners, L.P.	Kahn Capital Management LLC

By: /s/ Brian R. Kahn	By: /s/ Brian R. Kahn
Its: General Partner	Its: Manager

Other Parties:

/s/ Paul D. Quadros	/s/ Jack A. Henry
Paul D. Quadros, a shareholder	Jack A. Henry, a shareholder

/s/ Thomas M. Reahard	/s/ Thomas J. Toy
Thomas M. Reahard, a shareholder	Thomas J. Toy, a shareholder

/s/ Edward A. White
Edward A. White, a shareholder

SIGNATURE PAGE TO AMENDMENT
NO. 2